FORM 4 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lawler W. Scott (Last) (First) (Middle) 335 - 25 Street S.E. (Street) Calgary Alberta T2A 7H8 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol Capital Reserve Corporation "CRCWA"	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) X Director ___ 10% Owner X Officer ___ Other (Give Title Below) (Specify Below) President _____________________
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Year February 2001	7. Individual or Joint/Group Reporting (Check Applicable Line) X Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	02/12/01	S	5,000	D	$0.625 Per Share	D
Common Stock	02/15/01	A	167,842	A*	$1.00 Per Share	D
Common Stock	02/15/01	A	60,000	A	**	249,274	D
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Deriv-ative Security (Instr. 5)	9. Number of Deriv-ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares

Explanation of Responses:

* THESE SHARES WERE PAID FOR AS A PRIVATE PLACEMENT FROM THE ISSUER IN APRIL 2000 BUT NOT ISSUED UNTIL FEBRUARY 15, 2001

** THESE SHARES WERE ISSUED AS TWELVE MONTHS OF DIRECTORS FEES AND EARNED IN YEAR 2000

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ W. Scott Lawler W. Scott Lawler **Signature of Reporting Person	_____________________ Date